

Filed by Hypebeast Limited
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934,
as amended
Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)
Date: June 16, 2022

HYPEBEAST

ANALYST DAY PRESENTATION

June 16, 2022

DISCLAIMER

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the "proposed business combination") between Hypebeast Limited ("Hypebeast" or the "Company") and Iron Spark I Inc. ("Iron Spark") and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Hypebeast, Iron Spark or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Hypebeast nor Iron Spark has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Hypebeast or the proposed business combination. Viewers of this presentation should each make their own evaluation of Hypebeast and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information in this presentation is highly confidential. The distribution of this presentation by an authorized recipient to any other person is unauthorized. Any photocopying, disclosure, reproduction or alteration of the contents of this presentation and any forwarding of a copy of this presentation or any portion of this presentation to any person is prohibited. The recipient of this presentation shall keep this presentation and its contents confidential, shall not use this presentation and its contents for any purpose other than as expressly authorized by Hypebeast and Iron Spark and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing confidentiality requirements. This presentation contains trademarks, service marks, trade names and copyrights of Hypebeast, Iron Spark and other companies, which are the property of their respective owners.

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Hypebeast's and Iron Spark's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Hypebeast and Iron Spark. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Iron Spark or Hypebeast is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Hypebeast; the effects of competition on Hypebeast's future business; the amount of redemption requests made by Iron Spark's public stockholders; the ability of Iron Spark or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Iron Spark's final prospectus dated June 8, 2021 under the heading "Risk Factors," and other documents of Iron Spark filed, with the Securities and Exchange Commission ("SEC"). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Iron Spark nor Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Iron Spark's and Hypebeast's expectations, plans or forecasts of future events and views as of the date of this presentation. Iron Spark and Hypebeast anticipate that subsequent events and developments will cause Iron Spark's and Hypebeast's assessments to change. However, while Iron Spark and Hypebeast may elect to update these forward-looking statements at some point in the future, Iron Spark and Hypebeast specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Iron Spark's and Hypebeast's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

DISCLAIMER *(CONT.)*

Financial Information; Non-GAAP Financial Measures
The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by Iron Spark with the SEC. While Hypebeast's financial information was historically prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), some financial information and data contained in this presentation are not measures prepared in accordance with HKFRS, United States generally accepted accounting principles ("US GAAP)" or International Financial Reporting Standards issued by the International Accounting Standards Board ('IFRS"). EBIT is a non-HKFRS, non-US GAAP and non-IFRS financial measure that Hypebeast defines as Operating Income plus depreciation and amortization. Iron Spark and Hypebeast believe this non-GAAP measure of financial results provides useful information to management and investors regarding certain financial and business trends relating to Hypebeast's financial condition and results of operations and an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Hypebeast's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Hypebeast management does not consider this non-GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in Hypebeast's financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non-GAAP financial measures. In order to compensate for these limitations, management presents this measure (EBIT) with the most closely related GAAP result (net income). In addition, all Hypebeast historical financial information included herein is preliminary and subject to change pending finalization of the fiscal year 2019 and 2020 audits of Hypebeast in accordance with PCAOB auditing standards.

Additional Information and Where to Find It
In connection with the transaction described herein, Hypebeast and Iron Spark will file relevant materials with the SEC, including the Registration Statement on Form F-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders of Iron Spark as of a record date to be established for voting at the stockholders' meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form F-4 and proxy statement without charge from Hypebeast and Iron Spark. The Registration Statement on Form F-4 and proxy statement, once available, may also be obtained without charge at the SEC's website at www.sec.gov or by writing to Hypebeast at Hypebeast Limited, 40/F, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong. INVESTORS AND SECURITY HOLDERS OF IRON SPARK I ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT IRON SPARK WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IRON SPARK, Hypebeast AND THE TRANSACTIONS.

Participants in Solicitation
Hypebeast, Iron Spark, certain shareholders of Iron Spark, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Iron Spark common stock in respect of the proposed transaction. Information about Iron Spark's directors and executive officers and their ownership of Iron Spark common stock is set forth in Iron Spark I's Registration Statement on Form S-1 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation
This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

AGENDA

1
Introduction
Kevin Ma, CEO & Amy Butte, Chairperson (ISAA)

2
Industry Overview
Kevin Ma, CEO & Patrick Wong, CFO

3
Company Overview
Kevin Ma, CEO & Patrick Wong, CFO

4
Editorial and Media Properties
Huan Nguyen, Chief Revenue Officer & Arby Li, VP Content Strategy

5
eCommerce Business Segment
Ying Cen, Head of HBX

6
Brand Experience and Marketing
Sujean Lee, Chief Experience Officer

7
Technology
Patrick Wong, CFO

8
Growth Strategy
Kevin Ma, CEO & Patrick Wong, CFO

9
Financial Overview
Patrick Wong, CFO

10
Transaction Overview
Amy Butte, Chairperson (ISAA)

11
Appendix

INTRODUCTION


"85
"SHOELACES"
"AIR"

PRESENTERS AND MANAGEMENT TEAM

HYPEBEAST



Kevin Ma
Founder & CEO

Overall Management, Business Direction and Strategy



Patrick Wong
Chief Financial Officer

Delivering Operations-Focused Finance Solutions



Huan Nguyen
Chief Revenue Officer

Oversees all processes that generate revenue across our media, agency, and all business franchises and verticals outside of HBX



Sujean Lee
Chief Experience Officer

Oversees global brand and marketing strategy, omnichannel experience, and global press and communications



Ying Cen
Head of HBX

Oversees HBX – Hypebeast's commerce arm – and its global end-to-end retail & ecommerce strategy



Arby Li
Vice President of Content Strategy

Strategize and plan engaging content across all Hypebeast media channels

IRON SPARK I



Amy Butte
Chairperson
Former CFO, NYSE

Experienced Public Company Board Member and Advisor

IRON SPARK I

A consumer focused SPAC sponsored by brand, marketing and technology experts, as well as seasoned private and public market investors.

Forces within technology, culture and commerce are colliding to create large scale disruption and opportunity across the branded consumer landscape

Iron Spark I seeks to identify a breakthrough company where we can leverage our experience and expertise to accelerate its inflection

IRON SPARK INVESTMENT THESIS

Partnering with Management to Build Hypebeast 2.0

Leading Creator of Media and Content at the Forefront of Culture

26M social media followers, 18M monthly unique visitors and 900M+ TikTok tags [1]

Unique Opportunity to Invest in Streetwear and Culture in the Public Markets, Now with Direct Access to the US Capital Markets

Global digital commerce leader in streetwear and beyond

Massive $1.6T TAM [2] Encompassing the Global Apparel and Footwear Industry

Relationships with 250+ premium brands representing nearly 40% of industry TAM

Management Track Record of Growth, Profitability and Public Company Discipline

35% CAGR to $100MM+ in revenue on positive EBITDA, 50%+ gross margins and diversified revenue base driven by increasing cultural relevance and global reach

Deal demonstrates that 1 + 1 = 3

New capital and talent will enable targeted market expansion and the launch of additional product categories

(1) Figures as of March 31, 2022.
(2) Source: Euromonitor.

Hypebeast lives at the center of the cultural zeitgeist.

"If you've ever wondered why people wait in line for days in front of a sneaker shop. Or why a skater architect was at the helm of Louis Vuitton. Or why a rapper is now a billionaire brand owner? You need to look no further than Hypebeast.

Hypebeast dominates the one-time subculture that is now fully POP culture."

Jeff Staple
Iron Spark I Advisor





"For more than 15 years, we've been on a mission to share the most authentic aspects of culture all around the globe. Today, Hypebeast Group is the leading global platform for contemporary culture and lifestyle, and a premier destination for editorially driven commerce and news. We've built a loyal and passionate community of 26 million social media [(1)] followers worldwide, and continue to drive culture forward through our curation across diverse lifestyle categories spanning fashion, arts, design, luxury, sports, technology, and more."

Kevin Ma
CEO, Hypebeast

(1) Figure as of March 31, 2022.

OUR STORY

2005: HYPEBEAST LAUNCHES

2008: POPBEE LAUNCHES

2012: HBX ECOMMERCE PLATFORM LAUNCHES

2016: HYPEBAE LAUNCHES

LISTED COMPANY ON THE GEM BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

2017: HYPEMAKER LAUNCHES

2018: INAUGURAL HYPEFEST FESTIVAL NYC

2019: TRANSFERRED FROM GEM BOARD TO THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

2020: HYPEBEANS, A COMMUNAL DESTINATION SERVING QUALITY COFFEE, LAUNCHES

2022: LAUNCH OF THE NYC FLAGSHIP STORE


HYPEBEAST
HYPEBEAST MAGAZINE 5TH
01 SYNTHESIS
02 REVIVAL
07 LEGACY



HYPEBEAST TODAY

HYPEBEAST

EDITORIAL & SOCIAL MEDIA PLATFORM

HYPEBEAST

Flagship platform showcasing the latest in fashion, lifestyle, music and culture

hypebae

Female-focused content inspired by fashion, lifestyle, music and beauty

POPBEE

Female-driven platform focused on contemporary Asian women

HYPEBEAST CAR CLUB | HYPEGOLF | HYPEBEAST WATCHES

Additional sub-platforms covering a range of interests (cars, golf, watches, art and more)

HYPEMAKER

CREATIVE AGENCY

Creative studio providing complete solutions from ideation to content amplification, creative production and consumer insights, plus access to Hypebeast's global distribution network


adidas

HBX

RETAIL & ECOMMERCE

eCommerce platform distributing 250+ up and coming and established brands globally along with B&M flagship retail locations in Hong Kong and New York City (opened June 2022)


HBX
NEW ARRIVALS
SHOP BY CATEGORY

BY THE NUMBERS

$107M
LTM 9/30/2021 (USD) (1)

31%
LTM 9/30/2021 YoY Revenue Growth (1)

536
No. of Brand Customers(2)

59%
Gross Margins (2)

22%
EBITDA Margins (2)

14%
Net Profit Margin (2)

26M
Social Media Followers (4)

16M
Average Monthly Unique Visitors (5)

404
No. of Employees (3)

Revenue by Segment (2)


E-commerce and Retail 26%
Media 74%
Media
E-commerce and Retail

(1) LTM 9/30/2021 revenue refers to the 12-month period immediately preceding September 30, 2021 and is calculated as (i) revenue for the half year ended September 30, 2021, plus (ii) revenue for the full year ended March 31, 2021 less (iii) revenue for the half year ended September 30, 2020.
(2) Based on Hypebeast's historical interim financial results for the period ended September 30, 2021 published on December 8, 2021. 1.00 USD : 7.785 HKD.
(3) As of September 30, 2021.
(4) Social media followers refer to the total number of followers on all third-party social media platforms (including Facebook, Instagram, Twitter, etc.). Figure as of March 31, 2022.
(5) Number of user who requests webpages across the Hypebeast, Hypebae and Popbee platforms in a month during the period ending March 31, 2022.

TRACK RECORD OF DRIVING PROFITABLE GROWTH

Sustained growth through organic reach & deliberate extensions



$120
$90
$60
$30
2005
HYPEBEAST launches
2008
POPBEE launches
2012
HBX eCommerce platform launches
2016
HYPEBAE launches
IPO on HKEX
2017
HYPEMAKER launches
2018
Inaugural HYPEFEST festival NYC
2007
2010
2013
2016
2019
LTM as of 9/30/21 (2)
Year (1)

$107M (2)

in revenue on positive EBITDA

- Revenue (US $M)
- EBITDA (US $M)

HYPEBEAST

(1) Years denote financial year ended March 31 of the following year (e.g. FY2020 represents FYE March 2021). 1.00 USD : 7.785 HKD.
(2) LTM 9/30/2021 refers to the 12-month period immediately preceding September 30, 2021.

GLOBAL AND GROWING PRESENCE


LONDON
BERLIN
MILAN
PARIS
DUBAI
TORONTO
NEW YORK
CHICAGO
SAN FRANCISCO
DALLAS
SEATTLE
HOUSTON
LOS ANGELES
SHANGHAI
SEOUL
HONG KONG
TAIPEI
TOKYO
INDONESIA
SYDNEY
MELBOURNE

APAC

3M | **9M**

UNIQUE VISITORS / MONTH (1) | *PAGE VIEWS / MONTH* (2)

NORTH AMERICA

13M | **44M**

UNIQUE VISITORS / MONTH (1) | *PAGE VIEWS / MONTH* (2)

EMEA

2M | **7M**

UNIQUE VISITORS / MONTH (1) | *PAGE VIEWS / MONTH* (2)

(1) Monthly unique visitor refers to number of user who request webpages across the Hypebeast, Hypebae and Popbee platforms in a month. Figure as of March 31, 2022.

(2) Page views per month refers to the total number of pages viewed per month. Figure as of March 31, 2021.

BLUECHIP ASSET IN ASCENDANT MARKETS

Hypebeast is a leading authentic voice and brand in streetwear and recent transactions point to the value of the category

"Brands advertise on Hypebeast because they know it's influential"

Quartz (1)

"Hypebeast [is] one of the world's foremost authorities on streetwear and street culture"

Forbes (3)

"Supreme Streetwear Brand Sold to VF in $2.1 Billion Deal"

Wall Street Journal (2)

"Moncler adds Stone Island to Collection in $1.4 Billion Deal"

Reuters (4)

(1) Quartz, Underground fashion king Hypebeast just had the best stock debut in Asia so far this year (April 2016).
(2) Wall Street Journal, Supreme Streetwear Brand Sold to VF in $2.1 Billion Deal (November 2020).
(3) Forbes, HYPEBEAST Founder Kevin Ma On Innovation, Learning, And Hong Kong (June 2016).
(4) Reuters, Italy's Moncler adds Stone Island to collection in $1.4 Billion deal (December 2020).

ORGANIC GROWTH DRIVERS

- Monthly unique visitors and follower growth
- Conversion rate from user to shopper
- Established brand trust
- General industry trend alignment
- Recruitment of skilled persons
- Retaining key personnel



UNLOCKING THE FULL POTENTIAL OF THE HYPEBEAST COMMUNITY

Full conversion of Hypebeast users into HBX shoppers

~200M	✖	US $248	✖	1.13%	=	~US$560M
Hypebeast Annual Visitors (1)		**Average Order Value (2)**		**Order Conversion Rate (3)**		**Potential demand in our e-commerce ecosystem**

(1) Total number of visitors who request webpages across the Hypebeast, Hypebae and Popbee platforms during FY2021; Fiscal Year Ended March 31, 2022.
(2) 1H FY2021, 6 month period ended September 30, 2021. 1.00 USD : 7.785 HKD.
(3) During FY2020, 12 month period ended March 31, 2021.

HYPEBEAST

INDUSTRY OVERVIEW



A MASSIVE MARKET OPPORTUNITY

In streetwear and beyond with secular tailwinds


~$1.6T
Global Apparel and Footwear 2021E – 2024E CAGR of 5.8% (1)
~$171B
Global Streetwear (2)
~$3.0T
Millennials & Gen Z Teens' Combined Spending Power (3)

- ✓ **At the intersection of the growing luxury, sportswear and sports-inspired lifestyle product categories**
- ✓ **Popularity amid a wider trend towards comfort-driven, athleisure clothing**
- ✓ **At the forefront of culture – influenced by pop culture, art, music and sports**
- ✓ **Exclusivity, authenticity, reach and design continue to be crucial for relevance**

HYPEBEAST

(1) Source: Euromonitor. In USD.
(2) 2021 Global Streetwear market calculated by applying the 2019 – 2021 CAGR for the Global Apparel and Footwear market to the 2019 Global Streetwear market based on US Streetwear Market Report (2015).
(3) Source: Ypulse.com, Millennials & Gen Z Teens' Combined Spending Power Is Nearly $3 Trillion in 2020 (January, 2020).

THE +$300B LUXURY GOODS MARKET IS SHIFTING ONLINE

GLOBAL ONLINE LUXURY MARKET AS A % OF TOTAL GLOBAL LUXURY MARKET (1) (2)



+20% Global Online Luxury Goods Market CAGR
7%
12%
22%
22%
23%
29%
2015
2019
2020
2021
2022
2025

	2015	2019	2020	2021	2022	2025
Total Global Luxury Market	$270B	$309B	$242B	$311B	$336B	$407B
Global Online Luxury Market	$19B	$36B	$54B	$68B	$78B	$118B

ONLINE INFLUENCING LUXURY PURCHASES (3)



2019
2020
75%
>85%

MILLENNIALS & GEN Z DRIVING LUXURY SPEND (1)



Millennials & Gen Z
All Other
2019
44%
56%
2021
63%
37%
2025
70%
30%

Millennials & Gen Z are expected to contribute ~180% of the total personal luxury goods market growth from 2019 to 2025 (1) (3)

HYPEBEAST

(1) Bain x Altagamma Luxury Goods Worldwide Market Study (November 2021).
(2) Extrapolated 2022 and 2025 metrics. 1.00 USD : 1.10 EUR.
(3) Bain x Altagamma 2020 Worldwide Luxury Market Monitor (November 2020).

HYPEBEAST

COMPANY OVERVIEW



THE HYPEBEAST FLYWHEEL

Highly complementary and integrated business units



Brand Promotion
HYPEBEAST
HYPEBEAST.com
& regional HYPEBEAST sites
HYPEBAE.com
POPBEE.com
Media
Agency
HYPEMAKER
Creative Agency Services
Hypebeast Ltd.
Monetizing & Enriching with IRL Experiences
Connecting Agency Clients with Consumers
Commerce & Experiential
HBX
NYC Flagship
HYPEFEST
HYPEBEANS

SUSTAINABLE REVENUE GENERATION AT EACH STAGE OF FLYWHEEL

Integrated media, marketing and eCommerce model driving differentiation and streamlined user experience



10:00
hypebeast 12h
SALEHE BEMBURY
See More

IG stories swipe to editorial content [1]

→



12:35
HYPEBEAST
STORE
L E X U S
SALEHE BEMBURY
SALEHE BEMBURY
X
LEXUS ELECTRIFIED HOODIE

Hypebeast article with hyperlinks

→



3:09
hbx.com
HBX
SEARCH
BAG (0)
SALEHE BEMBURY X LEXUS
ELECTRIFIED HOODIE
USD $150

HBX.com

→



3:09
hbx.com
HBX
SEARCH
BAG (1)
SALEHE BEMBURY X LEXUS
ELECTRIFIED HOODIE
This item is not eligible for free shipping.
This item is excluded from promotions.
QTY:
1
USD $150
UPDATE BAG
ORDER SUMMARY
BAG SUBTOTAL
$150.00
SHIPPING TOTAL
$15.00
ORDER TOTAL
$165.00
ENTER PROMOTIONAL CODE
Promotional Code
APPLY
CHECKOUT NOW

Purchase

(1) Hypebeast editorial content - https://hypebeast.com/2016/8/lexus-salehe-bembury-clothing-collaboration-release-info (August 2016).

LONG TERM, DIFFERENTIATED PARTNERSHIPS WITH LEADING BRANDS

Hypebeast Clients

TAG HEUER
MONCLER
CHIVAS
adidas
SAMSUNG
RIMOWA
LOUIS VUITTON

Gillette
L'ORIGINALE PALLADIUM DEPUIS 1947
BALMAIN PARIS
LEXUS
BALLY
Amazon Fashion
PORSCHE

ebay
adidas
TIFFANY & CO.
NIKE
ASUS
PRADA
GUCCI
Dior

MEDIA REVENUE IS TRULY GLOBAL

TOP LARGEST MARKETS BY HYPEBEAST REVENUE - MEDIA


R.O.W
17%
U.S
36%
China
22%
South Korea
7%
UK
7%
Italy
6%
Hong Kong
5%
1H
FY2021(1)

(1) Figure as of 1H2021; Interim Six Month Ending September 30, 2021.

OUR TARGET AUDIENCE – DEMOGRAPHICS


Users by Gender
Male
Female
100%
75%
50%
25%
0%
38%
62%
FY2021 (1)


Users by Region
US
APAC
EMEA
Others
100%
75%
50%
25%
0%
4%
12%
43%
41%
FY2021 (1)


Users by Age
25-34
18-24
35-44
45-54
55-64
65+
100%
75%
50%
25%
0%
5%
10%
16%
22%
19%
28%
FY2021 (1)

(1) Data captured over a 12 month period, March 31, 2022.

HYPEBEAST

EDITORIAL AND MEDIA PROPERTIES



HYPEBEAST – EDITORIAL AND SOCIAL MEDIA PLATFORM

Editorial Products

HYPEBEAST

hypebae

POPBEE



Display Banner Ads

Website & App



Advertorial Placement

Website & App



Social Media Posts

Third Party Platform

AT THE FOREFRONT OF HOT TOPICS


HYPEMOON


HYPEGOLF


HYPEBEAST
MUSIC


HYPEBEAST
CAR CLUB


HypeArt


HYPEBEAST
WATCHES


HYPEBEAST
SPORTS


HYPEBEAST
GAMING

EXCLUSIVE CONTENT


Reputation


Extensive
Network


Value


Founder
Authenticity
PRODUCED BY HYPEBEAST

Brand Trust
Credibility

OUR TARGET AUDIENCE – PREFERENCES

Gen Z and Millennials Interested Topics


Technology
Art and Culture
Expertise in Editorial Team
Fashion
Gaming
Blockchain
Lifestyle

HYPEBEAST PLATFORMS – NUMBER OF UNIQUE SITE VISITORS PER YEAR



Hypebeast Platforms MUV
Hypebeast
Hypebae
Popbee
17M
14M
10M
7M
3M
MUV
11.8M
13.2M
15.5M
15.6M
16.4M
FY17
FY18
FY19
FY20
FY21
Year (1)

(1) Years denote financial year ended March 31 of the following year (e.g. FY21 represents financial year ended March 31, 2022).

HYPEBEAST OVERVIEW

Ever-evolving and constantly updating, **HYPEBEAST** is the flagship platform of the company.

18-34
Age [1]

35.2M
Page View per Month [1]

23.6M
Total Social Media Followers [2]

65%
Male [1]

13.3M
Unique Visitor per Month [1]

16.2M
Instagram Followers [2]

Business Products

Website
6 Languages Editions

Social Media
Facebook + Instagram + Twitter + YouTube + Weibo + WeChat + Tik Tok + Naver + Kakao + Line


HYPEBEAST
VIRGIL ABLOH
THE MOVEMENT THAT BROUGHT HIM TO LOUIS VUITTON

(1) Historical 12 month average, March 31, 2022.
(2) As of March 31, 2022.

HYPEBEAST WEBSITE – RELEVANT DISCUSSION TOPICS



FASHION



MUSIC



WEB3



ART AND CULTURE

HYPEBAE OVERVIEW

HYPEBAE is a female-focused, editorially-driven platform inspired by the latest news in fashion, lifestyle, music, and beauty.

18-34
Age (1)

2.6M
Page View per Month (1)

1.6M
Total Social Media Followers (2)

56%
Female (1)

1.6M
Unique Visitor per Month (1)

1.1M
Instagram Followers (2)

Business Products

Website

Social Media
Facebook + Instagram + Twitter + YouTube + Weibo + WeChat


HYPEBAE
STAND-UP COMEDIAN SAM JAY HELPS US
FIND THE HILARITY IN OUR INNER VOICE

HYPEBEAST

(1) Historical 12 month average, March 31, 2022.
(2) As of March 31, 2022.

HYPEBAE WEBSITE – RELEVANT DISCUSSION TOPICS



FASHION



BEAUTY



FOOTWEAR



SEX AND DATING

POPBEE WEBSITE – OVERVIEW

POPBEE is a rapidly growing online destination for the best in daily fashion, style and culture targeting contemporary Asian women.

25-44
Age (1)

3.4M
Page View per Month (1)

422K
Facebook Followers (2)

70%
Female (1)

1.5M
Unique Visitor per Month (1)

113K
Instagram Followers (2)

Business Products

Website

Social Media
Facebook + Instagram + YouTube



POPBEE

(1) Historical 12 month average, March 31, 2022.
(2) As of March 31, 2022.

POPBEE WEBSITE – RELEVANT DISCUSSION TOPICS



FASHION



CELEBRITY



LIFESTYLE



BEAUTY

USER ENGAGEMENT INITIATIVES

Hypetalks


HYPETALKS
HYPETALKS
HYPETALKS
FUTURE OF EXPLORATION
WITH THE NORTH FACE


HYPETALKS
HYPETALKS
HYPETALKS
KARAFURU X HYPEBEAST X ATMOS

Hypes and Comment Function



Tom Sachs Announces Release Date for His NikeCraft "General Purpos...

43,081 27



'Mona Lisa' Gets Smeared With Cake By Man Disguised as Old Woman

29,008 7



Adidas Relaunches Zinedine Zidane's 2002 Predator Mania

11,105 2



The Rock's Daughter, Simone Johnson, Announces Her Profession...

14,326 9



NBA and Louis Vuitton Connect for a New Accessories Collection

8,653 4

Raffles and Giveaways


CYBERPUNK 2077
hypebeast · Follow
Paid partnership with cyberpunkg...
hypebeast This giveaway has ended. Congrats to our winner who has been notified via DM.
Following the release of the now sold out @cyberpunkgame x fragment design collection, HYPEBEAST has teamed up with the game to give away one set of three pieces from the collaborative series. One fan in the U.S. will win a 001 T-shirt, long sleeve shirt and full zip jacket from the collection. To enter for you chance to win, please complete the following:
1. Like this post
2. Follow @hypebeast and @cyberpunkgame
11,938 likes
Comments on this post have been limited.


HB
hypebeast · Follow
hypebeast As we're gearing up for launch, here's a chance for you to win one of 5 whitelist spots for the upcoming @karafurunft // @HYPEBEAST // @atmos_japan NFT collection.
To participate:
1. Follow @karafurunft and @hypebeast
2. Like this post and mention three friends in the comments.
Winners will be announced and reached out to on April 23.
Disclaimer: Winners will be granted a guaranteed chance to mint one NFT at a yet-to-be-announced price. The winner must have a valid Metamask wallet address.
60,110 likes
Comments on this post have been limited.

SOCIAL MEDIA AND INFLUENCER MARKETING















HYPEMAKER – CREATIVE AGENCY

HYPEMAKER

HYPEMAKER is the award-winning, full service creative agency from the people behind HYPEBEAST. Globally active, we are strategic and creative partners connecting your brand with culture through insight, content creation and unparalleled access to our global network of experts and industry leaders.

01 Product obsessed

02 At the pulse of all things trending in streetwear and pop culture

03 Cares about education and the stories behind brands

04 The first to know what's cool and influence their peers

05 Lives a fashion forward-lifestyle and has a creative mindset

HYPEMAKER – SERVICES OFFERED



CREATIVE DIRECTION



INFLUENCER COLLABORATION



PHYSICAL EVENTS



CREATIVE ASSETS

HYPEMAKER – CURATED BRAND ADVERTISING


HYPEBEAST
LATEST
SECTIONS
VIDEOS
BRANDS
SHOP
FOLLOW
SECOND DROP
FIRST DROP
SECOND DROP
BALMAIN X CHIVAS XV
COMES TO LIFE

Chivas XV x BALMAIN

Using the power of collaboration to make Chivas XV the go-to whisky for a new luxury consumer

READ MORE

HYPEMAKER CASE STUDY: TAG HEUER X SUPER MARIO (JUL 2021)

Levelling up Swiss timekeeping for the gaming frontier


55
5
50
10
40
20
35
25
12:08
MON. 24

READ MORE

HYPEMAKER CASE STUDY: PORSCHE X L'ART DE L'AUTOMOBILE (SEP 2021)

Strengthening Porsche's cultural credibility at the intersection of art, cars and fashion



968 L'ART
PORSCHE
L'ART DE L'AUTOMOBILE

READ MORE

HYPEBEAST

ECOMMERCE BUSINESS SEGMENT



HBX OVERVIEW

We focus on brands that tell a strong story through their products

Whether it's the intricacies within the construction or the boundary-pushing ideas that are displayed through creative direction. The brands featured at HBX are sourced all over the world including New York, Los Angeles, London, Paris, Tokyo, Sydney, and many more.

$29M
eCommerce and Retail Revenue[(1)]

$248
Average Order Value[(2)]

250+
Curated Brands

10.5M
Annual Visitors[(3)]

10
Years of Operating History



HYPEBEAST

(1) Based on Hypebeast's historical financial results for the year ended March 31, 2021 published on July 15, 2021 1.00 USD : 7.785 HKD.
(2) 1H FY2021, 6 month period ended September 30, 2021. 1.00 USD : 7.785 HKD.
(3) During FY2020, 12 month period ended March 31, 2021.

HBX CUSTOMER DEMOGRAPHICS

At the heart of HBX are our valued customers

From creating engaging and inspirational content through our gripping editorials, traveling the world in the search for new and exciting products, to ensuring your orders arrive to you in a timely manner, every move is made with a customers first approach.

18-44 Age (1)	**1.4M** Page View per Month (1)	**1.4M** Newsletter Subscribers(2)
59% Male (1)	**964K** Mobile App Users (2)	**1.1M** Social Media Followers (2)



(1) Historical 12 month average, March 31, 2022.
(2) As of March 31, 2022.

ANNUAL E-COMMERCE SALES BY REGION

HBX.com is a **global multi-brand** retail platform servicing our audience in **250 countries**, with penetration dominated by the U.S. and Asia markets.

E-commerce Revenue by Region



United States
R.O.W
Taiwan
Hong Kong
China
South Korea
Japan
100%
75%
50%
25%
0%
7%
8%
8%
13%
18%
20%
26%
6%
8%
10%
16%
17%
18%
25%
FY2020 (1)
1H FY2021 (2)

(1) Figure as of FY2020; Fiscal Year Ends March 31, 2021.
(2) Figure as of 1H2021; Interim Six Month Ending September 30, 2021.

ANNUAL NET SALES BY PRODUCT CATEGORY

Menswear encompasses highest SOV, while **Life** division has enjoyed growth in **collectibles** and interest in expanded categories including **home décor** and **fragrances**.



Sales by Product Category
Men
Women
Lifestyle
100%
75%
50%
25%
0%
4%
35%
61%
9%
33%
58%
FY2020(1)
1H FY2021(2)

(1) Figure as of FY2020; Fiscal Year Ends March 31, 2021.
(2) Figure as of 1H2021; Interim Six Month Ending September 30, 2021.

CULTIVATING HYPE VIA CURATED, STRATEGIC MERCHANDISING

BRAND ACQUISITION

EXCLUSIVITY

LOCALISATION

FULL-PRICE SELLING

INVENTORY MITIGATION

FASHIONABILITY

INCREASE GROSS MARGINS

IMPACTFUL ASSORTMENTS ACROSS A SPECTRUM OF CATEGORIES



RTW



FOOTWEAR


HYPEBEAST

HOME & LIFESTYLE


TIMEX

BRAND COLLABS


PIZZA SLICE
Wasted Youth

EXCLUSIVES



COLLECTIBLES


HBX
OS
Limited
Edition

PRIVATE LABEL (coming soon)

TOP TIER BRANDS SOLIDIFIES CORE SALES & ATTRACTS ADJACENCIES

SS22 Top 10 Brands

HUMAN MADE

LOEWE

new balance

STONE ISLAND

MAISON KITSUNÉ PARIS

Telfar

Maison Margiela PARIS

MIHARA YASUHIRO

Stüssy

Chloé

EXPANDING PRODUCT CATEGORIES FROM STREETWEAR AND BEYOND

New Product Offerings

- Homeware & Furnishings
- Outdoor Clothing & Gear
- Lifestyle Products
- Consumer Electronics

Venturing into In-house Merchandise Labels

- HYPEBEAST Collaboration Exclusives
- Private Label


E-commerce
US$4.15 Trillion (1)
Fashion
US$752.5 Billion (2)
Furniture & Homeware
US$499.2 Billion (3)
HBX
Revenue from Fashion
US$28.1 million (4)
HBX
Revenue from Lifestyle
US$1.2 million (4)

(1) Per statista.com, eCommerce - Digital Market Outlook.
(2) Per statista.com, Fashion – eCommerce.
(3) Per statista.com, Furniture and Homeware – eCommerce.
(4) Figure as of March 31, 2021.

AT THE FOREFRONT OF HIGHLY COVETED PRODUCT OFFERINGS


HUMAN MADE
Dry aLLs

Human Made
SS 2022


"SHOELACES"

Off-White
x Nike Blazer



Entire Studios
Exclusive Drop



New Balance 9060
x Joe Fresh Voices

DRIVING GROWTH VIA STRATEGIC MARKETING PILLARS


HBX
1234
HBX

Brand Awareness

Re-introduce HBX brand to the wider world

Acquisition

Traffic-driving channels with high-value prospects

Retention

Robust CRM framework to drive repeat purchases and positive WOM

Content

Content powerhouse reaffirms HBX as style authority and destination of discovery

Localization

Adopt local content and activation approach to key markets across all touchpoints

Analytics

Visualize and action on impact of marketing efforts and dollars

STREAMLINING TRAFFIC FROM THE MEDIA PLATFORM TO ECOMMERCE

HBX enables seamless discovery between content and commerce channels.



Editorial



HYPEBEAST
LATEST SECTIONS VIDEOS BRANDS SHOP
Footwear
New Balance 2002R Protection Pack Delivers Two Classic Colorways in Second Drop
Including "Mirage Grey" and "Dark Navy."

Raffle



HBX
2002R PROTECTION PACK SNEAKERS (WM)
DESCRIPTION



HBXHK
Posts
hbxhk
1,877 likes
hbxhk Limited Time Only: We are now raffling a chance to purchase a pair of limited New Balance 2002R Protection Pack sneakers. Hit the link in bio to join the online raffle now.
View all 754 comments
18 May
hbxhk

DRIVING CONVERSION: FROM MEDIA TO COMMERCE

Hypebeast ecosystem converts readership traffic to HBX shoppers



% Conversion
# of HBX Users from HB
1%
0.75%
0.5%
0.25%
0%
1,800K
1,350K
900K
450K
0K
FY18
FY19
FY20
FY21
Year (1)

(1) Years denote financial year ended March 31 of the following year (e.g. FY21 represents financial year ended March 31, 2022).

PLATFORM POWERED TO SUPPORT WORLDWIDE COMMERCE

Shipping worldwide to most of the world from our Hong Kong warehouse



NORTH AMERICA
EUROPE
ASIA
AFRICA
HONG KONG
SOUTH AMERICA
AUSTRALIA

KEY PRINCIPLES OF OPERATIONS

Owning the E2E experience through in-house logistics expertise

Inbound → **Outbound**


1
Unpack
2
Quality Check
3
Inventory Management
4
Pick
5
Pack
6
Deliver

Top Express Couriers

FedEx, DHL, SF Express, etc.

QC Assurance

Products are well checked and packaged before order despatch

24 Hours

Orders are processed within 24 hours

2-5 Days

Orders are delivered within 2-5 days

Free Shipping

Free delivery within thresholds by market

HBX CUSTOMER EXPERIENCE

Premium services and benefits for an optimal customer experience

HBX Pro Membership

- Bespoke Loyalty Program introduced in 2021
- Tiered benefit offerings including
  - Priority Access
  - Pre-Order
  - Personal Shopper Assistance
  - Brand Event Invitations, and more
- Rewards repeat customers with experience points and earned ‘ Hypecoins’ for online redemption


HBX
LEVEL UP AND EARN HYPECOINS
HBX PRO BENEFITS
LEVEL 1
LEVEL 2
LEVEL 3
LEVEL 4
LEVEL 5

BRAND EXPERIENCE AND MARKETING





VISION FROM THE BEGINNING

Proven through more than 15 years of organic and profitable expansion, Hypebeast has maintained a meticulous commitment to its mission, values, and creative and design aesthetic.

THE HYPEBEAST MISSION

Build an immersive Hypebeast ecosystem that is the premier destination for curated culture by inspiring curiosity and forming community.

OUR VALUES: WHY WE CARE



There is inspiration to be found in every facet of culture.
In unique combinations. Undiscovered talent. Little giants doing big things.
And icons who continue to innovate.
We curate - and share - these with our audience - through diverse touchpoints;
and we love if even just one sparks their interest and inspires them to learn more.
This is why we show up to work everyday: to drive culture forward.




HBX HBX HBX HBX HBX HBX


HYPEBEAST
HYPEBEAST
41 DIVISION ST
HBX

Our design aesthetic has become iconic, brought to life by an in-house creative team that aims to inspire and surprise our community. From print to digital, from static to video, our creative work continues to push boundaries.

HYPEBEAST HAS GROWN FROM HUMBLE BEGINNINGS TO BECOME THE DESTINATION PLATFORM THAT CONNECTS CULTURE AND BRANDS WITH PEOPLE ALL OVER THE GLOBE.

WE TAKE SERIOUSLY OUR ESSENTIAL ROLE AS PUSHERS OF A CULTURE, AND CONTINUE TO EVOLVE AS VALUES AND INTERESTS STEER TOWARD TECHNOLOGICAL PROGRESS, INCLUSION, AND INDIVIDUALITY.

OUR BRAND CONTINUES TO RESONATE

Our global community is 26M-followers [(1)] strong, spans the globe, and taps into youth culture.

Our community is also enormously active. Since our inception, we've fostered digital communities on the most influential social platforms across the world, including Instagram, Facebook, Twitter, Line, WeChat, TikTok, and more.

HBX **664K** @hbx

HBX WOMEN **158K** @hbxwm

HBX HONG KONG **105K** @hbxhk

HYPEBEAST **10.2M** @hypebeast

hypebae **1M** @hypebae

POPBEE **114K** @popbee


16:12
hypebeast
47K Posts
10.2M Followers
39 Following
HYPEBEAST
Driving culture forward.
Work with us @hypemaker
Shop with us @hbx
linkin.bio/hypebeast
View shop
Follow
Message
Email
DFG
ESSENTIALS
POKEMON...
SHOP HBX
15:22
hbx
6,151 Posts
664K

DRIVE GROWTH THROUGH A ROBUST 360-DEGREE MARKETING ENGINE THAT POWERS OUR ECOSYSTEM


HBX

Strategic Press
To drive organic coverage and increase press impressions

Brand Collaborations
To Drive Authority

Physical Stores
To Drive Localization

Brand Media
To Drive Awareness and Familiarity

Editorial Referral
To Drive Acquisition and Incrementality

Performance Media
To Drive Traffic and High-Value Acquisition

Organic Social
To Drive Audience Engagement

Offline Events
To Drive Audience Engagement

CRM & Retention
To Drive Incremental Revenue Growth

MULTIPLE LEVERS FOR STRENGTHENING AND PROTECTING OUR BRAND

Brand Strategy Initiatives and Channel Diversification

Experiential Marketing and Strategic Brand Partnerships

Brand Awareness Media

BRAND ROADMAP

01

REFINE CLEAR AND COMPELLING BRANDING THAT UNIFIES THE ENTIRE HYPEBEAST ECOSYSTEM



02

THAT WE BRING TO LIFE THROUGH DIVERSE CHANNELS, INCLUDING PHYSICAL SPACES, EVENTS, AND PARTNERSHIPS


GASHAPON
ARCADE
HBX x coinbase POP-UP

IN ORDER TO...

03

- INCREASE BRAND AWARENESS
- GAIN ORGANIC AND EARNED MEDIA
- GENERATE ADDITIONAL HBX AND SPONSORSHIP DOLLARS
- AND CREATE A LOYAL AND ENGAGED COMMUNITY



STRATEGIC INVESTMENT INTO EXPERIENCE

EACH CHANNEL REINFORCES THE OTHER, INCREASING CONSUMER SPEND + LOYALTY

THE HYPEBEAST UNIVERSE (aka BRAND)

CONTENT
Curating culture and lifestyle, discovering the undiscovered uniting a global community of the culturally curious

COMMERCE
Giving consumers the ability to buy - and therefore own - a piece of the brand, wherever they live in the world

EXPERIENCE
Building out an IRL strategy to strengthen community and create sticky marketing vehicles for first timers and loyal fans, who build a deeper emotional connection to Hypebeast through memorable experiences.

EXPERIENTIAL DEFINED

HYPEBEAST


MEDIA
CONTENT


COMMERCE


EXPERIENTIAL
HBX RETAIL EXPERIENCES
HYPEGOLF
HYPEBEANS
HYPEART
HYPEBEAST TENTPOLE EVENTS & ACTIVATIONS

INTRODUCING HBX NEW YORK: OUR FIRST-EVER U.S. FLAGSHIP AND HQ

HYPEBEAST Production Studio
Floor 7

HYPEBEAST North American Headquarters
Floors 4-7

HYPEBEAST Innovation Studio for Experiential Activations & HYPETALKS
Floor 3

HBX Retail Store & Hypebeans Café
Floors Ground-2



We open our first flagship building in North America this week in the heart of vibrant Chinatown in NYC. It represents a physical manifestation of the entire Hypebeast ecosystem, all under one roof.

BUILDING UPON HBX HONG KONG



▲ xVESSEL Installation


PLACES+FACES

▲ PLACES+FACES Pop-Up


The Great Outdoors
Multi-brand installation
by HBX.COM
& BOTANIC UNION
S/S 2021

▲ Botanic Union Installation


THE CONVENI

▲ The Conveni Pop-Up


Palm Angels

▲ Palm Angels Installation



▲ Nike Air Force Installation


C2H4

▲ C2H4 x Mastermind Japan Installation



▲ Stone Island Installation

HYPEBEANS:
A FRIENDLY INVITATION TO THE HYPEBEAST ECOSYSTEM


HYPEBEANS

Hypebeans Unique Role

Within HYPEBEAST	Hypebeans is an accessible - and more playful - entry point to physically experience the Hypebeast brand without having to spend a premium. Yet one more way to join the Hypebeast ecosystem - and linger there.
Within the HBX Flagship	Hypebeans draws people into the store - either because of the coffee or the people.



HYPEBEANS







HYPEBEANS

AND AN EXCUSE TO LINGER

1. **Accessible Discovery**
   A place to meet friends or collide with fellow creatives and artists.

1. **Playful Connection**
   An extension of the Hypebeast ecosystem that allows for more play, from rotating local food offerings to artist collaborations.

GLOBAL LOCATIONS IN KEY MARKETS







Hong Kong

B30, B/F, Landmark Atrium,
15 Queens Road Central,
Hong Kong SAR
600 sq. ft
Opened in February 2020



Seoul

East B2 Centerfield,
231 Teheran-o, Gangnam-Gu, Seoul, Korea
1,500 sq. ft
Opened in September 2021



New York

41 Division Street,
New York, USA
600 sq. ft
Opening in June 2022



NOVEL POP-UPS DRIVE AWARENESS AND REVENUE.

CASE STUDY:
HYPEGOLF NYC CLUBHOUSE

The HYPEGOLF NYC Clubhouse opened May 2022 at 27 Mercer Street in Soho, New York. The three-month pop-up merges golf and contemporary aesthetics, including a putting green, golf simulator, and retail installations focused on golf, yet designed through the lens of Hypebeast.

Sponsors:

TAG HEUER · Michelob ULTRA · J.LINDEBERG · LA GOLF · 5i · JBL · TEQUILA HERRADURA · clubhouse · OAKLEY


Forbes

SPORTSMONEY

Pop-Up Golf Fashion Boutiques Showcasing Emerging Brands Spring Up

Mike Dojc Contributor
I cover the world of golf for Forbes.com

Follow

Listen to article 5 minutes

The Hypegolf Clubhouse pop-up store opens on 27 Mercer Street in New York City on May 14th. HYPEBEAST


HYPEGOLF


FIVE IRON GOLF
FIVE IRON GOLF


Quiet Golf
Quiet Golf


WWD

TODAY'S DIGITAL DAILY LOG IN SUBSCRIBE

WWD MEN'S FASHION WEEK COVERAGE SUBSCRIBE NOW →

FASHION / ACTIVEWEAR

Hypegolf to Open 'Clubhouse' Pop-up on May 14

Hypebeast's golf concept will set up shop until July 21, offering golf brands, a unisex capsule and activations.

By OBI ANYANWU
MAY 6, 2022, 3:03PM

ATTRACTING NEW AUDIENCES TO GOLF, AND ULTIMATELY HYPEBEAST


HYPEGOLF
HYPEGOLF






LA GOLF
NIRVANA


FIVE IRON GOLF
FIVE IRON GOLF



SIGNIFICANT RUNWAY FOR NEW EXPERIENCES

01

HYPEBEAST
TENTPOLE MOMENTS

02

ONGOING
PROGRAMMING

03

BRAND
COLLABORATIONS

04

HYPEMAKER
EVENT OFFERING

PROVEN CAPABILITIES FOR GLOBAL TENTPOLE EVENTS

CASE STUDY: HYPEFEST

HYPEFEST was an immersive cultural experience, bringing together a global community for a dynamic two-day festival featuring leading brands, music performances, renowned artists, industry leaders, and cultural pioneers who have impacted the youth culture scene.

10K+
ATTENDEES ACROSS 2 DAYS

3 Mins
TICKETS SOLD OUT

91M+
INSTAGRAM PROFILE IMPRESSIONS







HYPEFEST

A HIGHLY CURATED EXPERIENCE WITH A MIX OF PROMINENT AND EMERGING BRANDS WORLDWIDE

ROBORACE
ACW
MADSTORE UNDERCOVER
THUNDERBOLT PROJECT
1017 A L Y X 9SM
adidas
THE CONVENI
MARC JACOBS
ROKIT
PSYCHWORLD
ONLINE CERAMICS
SIBERIA HILLS
sacai
AKIRA
PLACES+FACES
MONCLER
HERON PRESTON
MEDICOM TOY
AIMÉ LEON DORE
SEVENTH HEAVEN
Richardson
AWAKE
NEIGHBORHOOD
READYMADE
HUMAN MADE
F.C.Real Bristol
C75
RIMOWA
A BATHING APE
JOHN ELLIOTT
BILLIONAIRE BOYS CLUB
MIDNIGHT STUDIOS
Girls Don't Cry
Needles
MARCELO BURLON COUNTY OF MILAN
STUDIO SEVEN
DIESEL
G-STAR RAW
LACOSTE × CHINATOWN MARKET
C.P. COMPANY
NEW ERA
ROKIT
PSYCHWORLD
ONLINE CERAMICS
SIBERIA HILLS
IGNORED PRAYERS
MAINS
NEW ERA
MCM
Helinox
CÎROC

HYPEFEST

Launched in 2018 in New York City, Hypefest drew over 10,000 people for the 2-day weekend festival. Tickets were sold out in 3 minutes, and the audience was comprised mostly of 18-35yos.

In total, Hypefest curated over

50+
INTERNATIONAL BRANDS INSTALLATION WITH EXCLUSIVE PRODUCTS

30+
DIVERSE MUSIC ACTS & PERFORMANCES

6+
PANEL DISCUSSIONS FROM INDUSTRIAL LEADERS

10+
FEATURED ARTISTS WITH INTERACTIVE EXHIBITION

6+
CURATED CUISINE FROM NYC FAMOUS LOCAL SPOTS


ACRONYM®
HYPEFEST

HYPEFEST

ATTENDEES

Global industry leaders were among those who gathered to celebrate culture.








(THUNDERBOLT PROJ
BY [redacted] & POKÉM





















DIVERSE EVENT CAPABILITIES ENGAGE DIVERSE AUDIENCES

CASE STUDY: HYPEGOLF

The first-ever HYPEGOLF Miami Invitational, held privately at Miami Beach Golf Course, highlighted all the best aspects of HYPEBEAST culture – style, music, entertainment, culture – while demonstrating the new waves of product innovation and energy in the game of golf today. It featured branded activations, product demo's & giveaways, and pro's and industry tastemakers


HYPEGOLF


DANK & CO.
CUSTOM KICKS
@ jwdanklefs







HYPEGOLF INVITATIONAL MIAMI BEACH: KEY WINS

HYPEBEAST DIGITAL

9.3M+

Total Impressions

354K

Total Engagements

4%

Avg. Engagement Rate

TALENT DIGITAL

200+

During/Day of Event social posts

60+

Post Event Talent in Feed Posts

4.5M+

Combined Talent Post Following


tjmizell
Liked by cyril_killla and 878 others
tjmizell the inaugural @hypegolf invitational was soo
can't wait for more tournaments! Shoutout
@pumagolf and all the other awesome sponsors.
View all 46 comments
salehebembury Someone teach brown visor how to
pop a bottle
May 13


mattjames919
Miami, Florida
Liked by mikeytaylor and 37,145 others
mattjames919 It was all a dream


HYPE





EXPANDING OUR REACH FURTHER THROUGH BRAND PARTNERSHIPS

We partner with brands, designers, artists, celebrities and innovators from various dimensions of culture to bring energy product drops, collaborations, and experiences to our community.

Dimensions of culture:

- Fashion/Streetwear
- Art/Design
- Music/Entertainment
- Gaming/Anime/Tech
- Home/Lifestyle


FASHION/ STREETWEAR
MUSIC/ ENTERTAINMENT
ART/ DESIGN
HYPEBEAST
GAMING/ ANIME/ TECH
HOME/ LIFESTYLE

A CASE STUDY: HUMAN MADE MAY 2022

HUMAN MADE HONG KONG POP-UP


HUMAN MADE
BY HBX


HUMAN MADE
POP-UP STORE

CREATING COMPELLING REASONS TO ENGAGE WITH HYPEBEAST

HUMAN MADE HONG KONG POP-UP

BY HBX


S FOR FUTURISTIC TEENAGERS.


STRMCWBY
HUMAN
MADE




GEARS FOR FUTURISTIC TEENAGERS.


HUMAN MADE


HUMAN MADE
Dry alls

CONSTANT INNOVATION IN WHO WE PARTNER WITH - AND HOW - DRIVES CONTINUOUS DEMAND IN GLOBAL MARKETS



CASE STUDY: HYPEBEAST x POKÉMON

- As part of Pokémon TCG's 25th anniversary, HYPEBEAST created a special capsule collection along with a series of offline events in Hong Kong to celebrate the brand collaboration. The collection launched exclusively with HBX on Oct 22, 2021 for the APAC region.

- The collaboration spotlights the iconic Base Set Charizard which includes a range of apparel and accessories priced between $10–90 USD.


HyPéBeAsT
25th ANNIVERSARY
POKÉMON
TRADING CARD GAME

Hypebeast continues to flex its unique ability to partner with highly selective and iconic brands, creating palpable energy and new reasons to enter the ecosystem.






HYPEBEAST
25
POKÉMON CARD GAME
SHOP NOW


HYPEBEAST
POKÉMON CARD GAME


156
156
156
HYPEBEAST

ORGANIC GROWTH FURTHER DRIVEN BY PROACTIVE PRESS STRATEGY

The New York Times

Hypebeast Makes a 7-Story Bet on Its Future

Ahead of an expected I.P.O., the streetwear giant is opening a new store and headquarters in Lower Manhattan. To Hypebeast's founder, the move is more than just a flex for the market.


HYPEBEAST INVESTORS
Tom Brady
Naomi Osaka
Kevin Durant
THE BUZZ
HYPEBEAST TO GO PUBLIC VIA MERGER WITH IRON SPARK
RUSSELL 2K +0.20%
VIX -4.08%
DJ TRANSP. -0.17%
CLOSING BELL
21:09
Diagnostics (DGX) 134.53 ▼ 1.80 Vale SA (VALE) 21.20 ▲ 0.37
Meta Platforms Inc (FB) 234.13 ▲ 9.28 Vanguard ST Corp BND E

yahoo!finance

Search for news, symbols or companies

HBX and Afterpay Offer Flexible Spending for Luxury and Streetwear Shoppers

TimeOut

HONG KONG EN

Things to Do | Food & Drink | Culture | Travel | Shopping & Style

Javier Calleja for Hypebeans

Things to do | Hypebeans, Central | Until 6 Jul 2022



TYING IT ALL TOGETHER: AN ENGAGED HYPEBEAST COMMUNITY

USER X ENGAGEMENT


EVENTS
COFFEE
HBX

01

TRACK ENGAGEMENT

Track every engagement, gathering audience data and preferences.

ENGAGEMENT NFT



02

REWARD LOYAL FANS

There are millions of fans that have been engaging with HYPEBEAST for years. Reward HYPEBEAST fans first, as well as crypto-enthusiasts.

HYPEBEAST

HYPEBEAST
hypebae
HypeArt
HYPEGOLF
HBX
POPBEE
HYPEMAKER

03

UNIFY ECOSYSTEM

HYPEBEAST will start to unify all brands across both physical and digital channels.

HYPEBEAST

TECHNOLOGY


HYPEBEAST
@HYPEBEAST
Following
Download the HYPEBEAST App now on the Apple App Store! Follow us on Instagram: @hypebeast
hypebeast.com
Joined December 2008
100 Following
621.8K Followers
Followed by Pharrell Williams, VSCO, BUILT, and 49 others
Tweets
Tweets & replies
Media
Likes
HYPEBEAST @HYPEBEAST · 29m
Diablo.
: onrallyrd
19
109

TECHNOLOGY KEY CAPABILITIES



- ✔ Platform powered to support worldwide commerce and regional penetration
- ✔ Rapid integration of third-party platforms
- ✔ Proprietary technology and algorithms power innovation and scale
- ✔ In-house development talent and growth potential with tech expansion

SYSTEM ARCHITECTURE KEY HIGHLIGHTS



Google Analytics
Google Optimize
Google Tag Manager
Intercom LiveChat
Lotame
HubSpot Sales Servicing Hub
Data Modelling, Warehouse, Attribution, Tracking
Power BI
Customer & Clientele Communications
Analytics
Data Visualizers, Dashboards, Data Management Platform
Retention Science
Clientele Servicing
BI
Tableau
Marketing Automation, Customer Profiling, Customer Journey, Personalization
HubSpot Marketing Hub
CRM
Cloud Integration
E-Comm Platform
Reporting
Sylius
HubSpot CRM Hub
ERP
Payment Gateway
Firebase
Inventory & Warehouse Management
POS
Payment Processing, Fraud Protection
Stripe
Odoo ERP
External WMS
Regional offline retail stores
Sift Science
Shopify
RetailPro

Global Content Management System to support the editorial curation of content

Global ERP OMS integration platform to support e-commerce orders at scale, fulfillment and inventory tracking across multiple regional marketplaces (TMall, WeChat, Naver, etc.)

Proprietary eCommerce platform powers worldwide commerce via seamless shopping experience across web + app platforms

Retail technology and POS systems linking back to online systems for full omni-channel experience and support of retail growth

Customer Retention Management and Data Management Platforms to support activation of first and third-party data

LEVERAGING DATA ANALYTICS TO ACQUIRE AND RETAIN CUSTOMERS

A foundation for teams globally to undertake analysis and make business decisions based on data.

Data team powered by event and tag tracking on-site to inform business teams on market, channel, and campaign-level performance; whereby, data empowers the discovery of new areas of opportunity to user acquisition and the customer retention funnel.

Additional opportunities for driving insight of our global user database across domains for content, shopping, and retail experiences under a unified experience with loyalty benefits.


HYPEBEAST
HYPEBEAST
@hypebeast
73
968.6K
12.8M
Follow
CEO of Culture
www.HYPEBEAST.com

DATA METRICS AND ITS USAGE

Traffic and engagement metrics that are tracked by our content teams influence the content and curation that speak to our audience and help to drive cultural moments forward

Sales and order-level metrics that are tracked by our commerce teams influence the assortment of products that the team curates for our audience's shopping experience (along with the unique combination of insights gained from our content team)

The signals gathered can help to better understand the content that speaks to our audience and in turn helps with re-targeting customer segments with more curated content through paid media, newsletters, app push notifications, etc.


Data Platform
Channels
Website
App
Ad targeting
Email marketing
Market Analysis
Brand Ranking
Engagement
Personalization
Recommendation
Campaign
Targeting
Hypes score
Insight
Customer Data Platform
Tracking and profiling, Segmentation, 3rd-party data management
Data
Data Warehouse
CDP
DMP

HYPEBEAST

GROWTH STRATEGY



BEYOND ORGANIC GROWTH



Unlocking the Full Potential of the Hypebeast Community

Expansion of Media Verticals & Continued Shift to Social

ReCommerce Opportunity

Connecting the Hypebeast Digital Loyalty and Physical Experience

Building The Full Stack Lifestyle Platform

Build Out of New York Flagship Store

Positioned to Capture Web3 Convergence

EXPANSION OF MEDIA VERTICALS & CONTINUED SHIFT TO SOCIAL

Topical and regional extensions fueling media reach


HYPEBEAST
@hypebeast
73
968.6K
12.8M
www.HYPEBEAST.com

Hypebeast's social media footprint continues to grow across key global platforms such as Instagram (19M followers) and TikTok (1.2M followers, over 900M #HYPEBEAST hashtags) as of 10/21

Organic growth in editorial reach is augmented by topical expansion into adjacent categories, recent examples include watches, cars and golf

Key properties are regionalized as scale warrants, recent examples include HYPEBEAST Indonesia and HYPEBAE in South Korea

RECOMMERCE OPPORTUNITY

Hypebeast has only scratched the surface of reCommerce

Companies like GOAT, StockX and TheRealReal have proven the opportunity to create massive, second-hand luxury marketplaces

Streetwear and sneakers are an especially attractive category where Hypebeast already has a vast existing audience of potential buyers and sellers

+80% Gross Margins (1) + Zero Inventory = Compelling Cashflow and Growth Dynamics


11:47
MEN
HBX
FEATURED
NEW ARRIVALS
SALE
Jeff Staple x Dunk Low Pro SB 'Black Pigeon' 20th Anniversary

(1) Reflects typical reCommerce gross margin.

CONNECTING THE HYPEBEAST DIGITAL LOYALTY AND PHYSICAL EXPERIENCE



NYC Flagship slated to open H2 2022 will incorporate HBX retail space with office/studio space for editorial and agency staff

Retail spaces designed to be unit level profitable and/or create cost savings

Additional opportunities for brand activation, audience engagement and commerce conversion through events (e.g. HYPEFEST) and smaller footprint retail outposts (e.g. HYPEBEANS)

BUILD OUT OF NEW YORK FLAGSHIP STORE

Our first fully immersive, online to offline experience opened June 2022

PROJECTED INCOME STREAMS

Media Activation Space:

ENERGY DRIVING
Offline destination for all things "HYPE"

Profit Generating & Cost Saving
Activation, Production, Studio & Office space

Community Making
Communal space for the Hypebeast community

Retail Commerce Space:

HBX Retail Space
Showcase brand stories

Pop-Up Exhibitions
Monthly activations & exhibitions


4/F-7/F
Office Space / Production Studio
LL-3/F
Event & Activations Space / Retail Store / Cafe

HYPEBEAST IN THE METAVERSE

WEB2

HYPEMEDIA & COMMUNITY	HYPEMAKER AGENCY	HBX COMMERCE	HYPEBEAST EVENTS
Engaged community of 26M social media followers [(1)] and 16M MUV	Global agency providing complete digital media and agency solutions to 300+ premiere global brands	Lifestyle commerce destination showcasing curated brand and product experiences	Community driven experiences linking fans with culture, brands and influencers

WEB3


HYPEMOON METAVERSE COMMUNITIES
Dedicated web3 Discord, editorial and social media channels driving engagement


GLOBAL WEB3-ENABLED AGENCY
Integrated web2 + web3 brand experiences and agency offerings


HB AND BRAND NFTS
Commerce opportunities around metaverse-based products


HYPEBEAST METAEVENTS
Connecting our community, the metaverse and real world

(1) Figures as of March 31, 2022.

POSITIONED TO CAPTURE WEB3 CONVERGE

Karafuru x HYPEBEAST x atmos 3D NFT Collection

Karafuru x HYPEBEAST x atmos is the second generation 3D PFP (Profile Picture) Collection of Karafuru (Created by Museum of Toys & WD Willy) - an NFT drop focused on digital identity & fashion. In this collection, the collectibles are 3D figurines decked out in fashion traits (incl. HYPEBEAST & atmos) and owners/holders of the collectibles will receive exclusive token-gated access to activations, merch, physical replicas of their collectibles.

READ MORE


KARAFURU
x HYPEBEAST x atmos




KARAFURU X HYPEBEAST X ATMOS

BUILDING THE FULL STACK LIFESTYLE PLATFORM

Hypebeast is well positioned to deliver 360 exposure for brands

COMMUNITY		The HYPEBEAST STACK		
Read / Watch	⟵	**Editorial Properties**	Compelling content drives engagement	**BRAND PARTNERS / ADVERTISERS**
Content and Collabs	⟵	**Creative Services**	Rich and audience specific campaign development	
Shop	⟵	**Native Commerce**	Opportunity for seamless handoff from editorial coverage and ads to purchase	
Experience	⟵	**IRL Extensions**	Unique physical activations deliver value-add for consumers and brands alike	

HYPEBEAST

FINANCIAL OVERVIEW



FINANCIAL HIGHLIGHTS

ROBUST FINANCIAL PROFILE WITH EXCEPTIONAL AND UNTAPPED GROWTH OPPORTUNITIES

ACCELERATING MARGIN PROFILE DRIVING RAPID PROFITABILITY AND EARNINGS GROWTH

DIVERSITY OF REVENUE AND PROFITABILITY THROUGH MEDIA AND ECOMMERCE AND RETAIL SEGMENTS

HIGHLY CAPITAL EFFICIENT WITH MODEST CAPITAL EXPENDITURES AND HIGH FREE CASH FLOW

LTM as of 9/30/21 (US $M) (1)

$107M Revenue

73% Revenue from Media Business

27% Revenue from eCommerce and Retail Business

$60M Gross Profit

21% EBITDA Margin

Millions of Social Media Followers

Millions of Monthly Unique Visitors

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

(1) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

CONSISTENT TOPLINE AND PROFITABILITY GROWTH

REVENUE (US $M)



$20
$7
$12
$28
$9
$19
$49
$16
$33
$86
$31
$55
$97
$36
$61
$87
$29
$57
$107
$29
$77
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
LTM as of 9/30/21(1)
Media
eCommerce and Retail

GROSS MARGIN



50%
56%
FY2020
LTM as of 9/30/21(1)
Whole Business

EBITDA MARGIN



18%
21%
FY2020
LTM as of 9/30/21(1)
Whole Business

HYPEBEAST

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

(1) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

DIVERSIFIED BUSINESS MODEL DRIVING LONG TERM GROWTH

REVENUE (US $M)


% Growth
43%
77%
75%
12%
(10%)
(29%)
54%
31%
$20
$7
$12
$28
$9
$19
$49
$16
$33
$86
$31
$55
$97
$36
$61
$87
$29
$57
$37
$14
$22
$57
$15
$42
$107
$29
$77
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
1H FY2020
1H FY2021
LTM as of 9/30/21(1)
% eCommerce of Total Revenue
37%
31%
33%
36%
37%
34%
40%
26%
27%
Media
eCommerce and Retail

KEY DRIVERS OF TOPLINE GROWTH

Media

- ✔ Strong growth in number of signed contracts and average contract value
- ✔ Continued growth and recent resurgence of worldwide designer ad spend

eCommerce and Retail

- ✔ Monetizing web traffic by expanding brand and inventory breadth
- ✔ Category growth and conversion of Hypebeast readers into HBX customers

HYPEBEAST

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

(1) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

CONTINUED MARGIN EXPANSION DRIVEN ACROSS DIGITAL MEDIA AND ECOMMERCE SEGMENTS

GROSS PROFIT AND MARGIN (US $M)



$12
$3
$8
$16
$4
$12
$26
$7
$19
$43
$14
$29
$49
$13
$35
$43
$11
$31
$16
$5
$11
$33
$7
$27
$60
$13
$47
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
1H FY2020
1H FY2021
LTM as of 9/30/21(1)

	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020	1H FY2020	1H FY2021	LTM as of 9/30/21[1]
Digital Media Gross Margin	*67%*	*61%*	*56%*	*53%*	*58%*	*55%*	*50%*	*63%*	*61%*
eCommerce Gross Margin	*48%*	*46%*	*47%*	*45%*	*37%*	*39%*	*36%*	*45%*	*43%*
Total Gross Margin	*60%*	*56%*	*53%*	*50%*	*50%*	*50%*	*45%*	*59%*	*56%*

■ Media ■ eCommerce and Retail

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

(1) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

LONG HISTORY OF HIGH PROFITABILITY WITH EXPANDING EBITDA MARGINS

EBITDA AND MARGIN (US $M) (1)



$3
$4
$7
$11
$14
$16
$5
$12
$23
FY2015
FY2016
FY2017
FY2018
FY2019
FY2020
1H FY2020
1H FY2021
LTM as of 9/30/21 (2)

% Margin

17%	*14%*	*15%*	*13%*	*14%*	*18%*	*14%*	*22%*	*21%*

■ EBITDA

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

(1) EBITDA calculated as Profit Before Tax + Interest Expenses + Depreciation and Amortization Expenses.

(2) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

HIGHLY CAPITAL EFFICIENT AND CASH GENERATIVE MODEL

CAPITAL EXPENDITURES [1] (US $M)



$0.3
$1
$1
$2
$4
FY2017
FY2018
FY2019
FY2020
LTM as of 9/30/21 [3]

CapEx % Revenue

1%	*1%*	*1%*	*3%*	*4%*

Capital Expenditures

FREE CASH FLOW [2] (US $M)



$7
$10
$13
$14
$19
FY2017
FY2018
FY2019
FY2020
LTM as of 9/30/21 [3]

FCF % EBITDA

96%	*91%*	*93%*	*86%*	*82%*

Free Cash Flow

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.
(1) Capital Expenditures refers to Property, Plant, and Equipment line of Cash Flow Statement in publicly filed reports. (2) Free Cash Flow proxy calculated from publicly available information (EBITDA – Capital Expenditures). (3) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.

STRONG MOMENTUM IN FY2021 (PERIOD ENDING SEPTEMBER 2021)

1H FY2021 HIGHLIGHTS

- STRONG REVENUE GROWTH DRIVEN BY
  - INCREASED ADVERTISING REVENUE
  - CREATIVE AGENCY PROJECTS
  - CONVERSION FROM MEDIA TO ECOMMERCE
  - PRICING OPTIMIZATION
- ACCELERATING GROSS PROFIT GIVEN GROWTH IN HIGH MARGIN MEDIA BUSINESS WITH EXPANDING MARGINS IN ECOMMERCE DRIVEN BY PRICING
- RAPID EXPANSION OF EBITDA, DESPITE CONTINUED INVESTMENT IN SELLING AND MARKETING, BROADER HEADCOUNT AND OTHER EXPENSES
- INCREASING NUMBER OF CONTRACTS AS A RESULT OF EXCEPTIONAL BRAND ADVERTISING CAPABILITIES

(US $M) *Unless denoted otherwise*	1H FY2021	1H FY2020	*Growth*
Revenue	$57	$37	*54%*
Gross Profit	$33	$16	*102%*
Gross Margin	*59%*	*45%*	*+1,380 bps*
EBITDA	$12	$5	*131%*
EBITDA Margin	*22%*	*14%*	*+717 bps*
Number of Contracts	782	477	*64%*

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). Financials have been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.785 HKD.

LONGER-TERM TARGET MODEL

(US $M)	FY2018	FY2019	FY2020	LTM as of 9/30/21(1)	Historical Benchmark
REVENUE % GROWTH	75%	12%	(10%)	31%	5 Year CAGR 34%
GROSS PROFIT MARGIN	50%	50%	50%	56%	55%+
EBITDA MARGIN	13%	14%	18%	21%	20%+
CAPITAL EXPENDITURES (2) *% Revenue*	1%	1%	3%	4%	~3%

HYPEBEAST

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). 1.00 USD : 7.785 HKD.
(1) LTM as of 9/30/21 calculated as 1H FY2021 + FY2020 – 1H FY2020 results.
(2) Capital Expenditures refers to Property, Plant, and Equipment line of Cash Flow Statement in publicly filed reports.

HYPEBEAST

TRANSACTION OVERVIEW



TRANSACTION SUMMARY

Hypebeast will acquire Iron Spark I (ISAA) resulting in a dual listing on the HKEX and NASDAQ

TRANSACTION PARTIES

- Hypebeast Limited, a Cayman Company (HKEX:150)
- Iron Spark I, a Delaware Corporation (NASDAQ: ISAA)

HYPEBEAST + IRON SPARK

TRANSACTION SUMMARY

- The transaction will be funded by a combination of ISAA cash held in a trust account, newly issued Hypebeast ordinary shares and proceeds from a PIPE transaction
- Transaction is expected to result in approximately US $180 million of total proceeds (1)
- Hypebeast intends to use the proceeds from the transaction to make incremental investments primarily across technology, talent and marketing to support continued growth of the business

CAPITAL STRUCTURE & VALUATION

- Transaction implies a pro forma enterprise value of US $353 million
- Existing Hypebeast shareholders are expected to retain 56.2% of the pro forma equity of the combined company (1)

LISTING

- Pro forma company is expected to be dual listed and trade in Hong Kong under stock code 0150.HK and in the US with ticker $HYPE

(1) Assuming (i) no redemption by SPAC's public shareholders, (ii) a PIPE transaction with gross proceeds of US $13.3 million, (iii) SPAC Sponsor's rollover into Hypebeast and (iv) estimated transaction expenses of US $21M.

TRANSACTION SUMMARY *(CONT.)*

Estimated sources & uses and pro forma valuation

Estimated Sources & Uses (US $M)	
Sources	
ISAA Cash in Trust[1]	$166.8
PIPE Financing [2]	13.3
Hypebeast Equity Rollover	300.0
Total Sources	**$480.1**
Uses	
Hypebeast Equity Rollover	$300.0
Cash to Balance Sheet	159.1
Indicative Transaction Expenses [3]	21.0
Total Uses	**$480.1**

Illustrative Pro Forma Valuation (US $M, except per share)	
Share Price	$10.00
Pro Forma Shares Outstanding	53.4
Equity Value	**$534.0**
Less: Net Cash [4]	(181.3)
Enterprise Value	**$352.7**

Illustrative Pro Forma Capitalization at Close [5]		
Shareholder	**Shares**	**%Total**
Hypebeast Shareholders	30.0	56.2%
PIPE Investors	1.3	2.5%
SPAC Public Shares	16.7	31.2%
SPAC Founder Shares [6]	5.4	10.1%
Total	**53.4**	**100.0%**


SPAC Sponsors 10.1%
Public 31.2%
PIPE 2.5%
$534M
PF Equity Value (USD)
HYPEBEAST 56.2%

Note: Assumes no redemptions from existing Iron Spark shareholders and new shares are issued at US $10.00 per share.
(1) ISAA Cash in Trust does not include interest and is net of dividend payments held in escrow. (2) The expected US$13.3 million gross proceeds from the PIPE represent the total commitments as of April 3, 2022. (3) Indicative Transaction Expenses include deferred underwriting fees. (4) Net Cash includes existing net cash of $22M. (5) The respective parties' ownership percentage in Hypebeast in the pro forma post-closing cap table is subject to change if any additional investors participate in the PIPE transaction.
(6) SPAC Founder Shares also include 1.19 million SPAC Class A shares acquired by the Sponsor through private placement in connection with ISAA's IPO.

DEAL STRUCTURE

BUSINESS COMBINATION

Hypebeast forms Delaware subsidiary to merge with Iron Spark I



Hypebeast Shareholders
SPAC Public Shareholders (1)
SPAC Sponsor Shareholders
100%
Hypebeast HK Listed Cayman Entity
80%
20%
100%
MergerCo Subsidiary Delaware Entity
Iron Spark Nasdaq Listed Delaware Entity

POST-TRANSACTION

Iron Spark I survives as wholly owned subsidiary of Hypebeast



Hypebeast Shareholders
SPAC Public Shareholders (1)
SPAC Sponsor Shareholders
PIPE Investors
Hypebeast Dual Listed Cayman Entity
100%
Iron Spark (2) Subsidiary Delaware Entity

HYPEBEAST

(1) Excluding SPAC Public Shareholders who have exercised redemption rights before closing.
(2) Former Iron Spark shareholders receive Hypebeast shares.

HYPEBEAST

Q&A

HYPEBEAST

APPENDIX



INCOME STATEMENT (1)

Income Statement (US $M)	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Media Revenue	$12	$19	$33	$55	$61	$57
eCommerce and Retail Revenue	7	9	16	31	36	29
Total Revenue	**$20**	**$28**	**$49**	**$86**	**$97**	**$87**
Media Cost of Sales	(4)	(8)	(15)	(26)	(25)	(26)
eCommerce and Retail Cost of Sales	(4)	(5)	(9)	(17)	(22)	(18)
Total Cost of Sales	**($8)**	**($12)**	**($23)**	**($43)**	**($48)**	**($44)**
Media Gross Profit	8	12	19	29	35	31
eCommerce and Retail Gross Profit	3	4	7	14	13	11
Gross Profit	**$12**	**$16**	**$26**	**$43**	**$49**	**$43**
GP Margin	*60%*	*56%*	*53%*	*50%*	*50%*	*50%*
Total Expenses	($8)	($12)	($19)	($32)	($35)	($27)
EBITDA	**$3**	**$4**	**$7**	**$11**	**$14**	**$16**
EBITDA Margin	*17%*	*14%*	*15%*	*13%*	*14%*	*18%*

HYPEBEAST

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). 1.00 USD : 7.785 HKD.
(1) Statement had been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019.

BALANCE SHEET (1)

Balance Sheet (US $M)	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Current Assets						
Cash & Cash Equivalents	$1	$9	$8	$7	$9	$27
Inventories	2	2	4	9	9	5
Accounts Receivable	5	7	13	22	28	25
Other Current Assets	0	1	0	3	2	1
Total Current Assets	**$8**	**$18**	**$24**	**$41**	**$48**	**$59**
Non-current Assets						
Property, plant and equipment	$0	$1	$1	$1	$2	$3
Intangible assets	0	0	0	0	0	0
Right-of-use assets	0	0	0	0	6	10
Financial assets at fair value through profit or loss	0	0	0	0	0	0
Deferred tax assets	0	0	0	0	0	0
Other Non-Current Assets	1	0	1	0	2	2
Total Non-current Assets	**$1**	**$1**	**$2**	**$2**	**$10**	**$16**
Total Assets	**$9**	**$19**	**$26**	**$43**	**$58**	**$75**
Current liabilities						
Accounts Payable	$4	$6	$6	$12	$11	$15
Contract liabilities	0	0	0	0	1	1
Amounts due to related parties	0	0	0	0	0	0
Lease Liabilities	0	0	0	0	2	2
Bank Debt	1	1	1	3	4	1
Tax payable	0	0	1	1	1	1
Total Current Liabilities	**$6**	**$7**	**$7**	**$16**	**$19**	**$20**
Non-current liabilities						
Lease Liabilities	$0	$0	$0	$0	$4	$8
Bank Debt	0	0	0	0	0	0
Deferred tax liabilities	0	0	0	0	0	0
Total Non-current Liabilities	**$0**	**$0**	**$0**	**$0**	**$4**	**$8**
Total Liabilities	**$6**	**$7**	**$8**	**$16**	**$23**	**$28**
Shareholders' Equity						
Share capital	$0	$3	$3	$3	$3	$3
Share premium	0	3	3	3	0	0
Accumulated profits/reserves	3	6	12	21	33	44
Total Shareholders' Equity	**$3**	**$12**	**$18**	**$26**	**$35**	**$46**
Total Liabilities & Shareholders' Equity	**$9**	**$19**	**$26**	**$43**	**$58**	**$75**

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). 1.00 USD : 7.785 HKD.
(1) Statement had been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019.

STATEMENT OF CASH FLOWS (1)

Statement of Cash Flows (US $M)	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Profit before taxation	$1	$4	$7	$10	$11	$12
Depreciation & Amortization	0	0	0	0	2	4
Loss (Gain) on disposal of property, plant and equipment	(0)	0	(0)	0	0	0
Additional Gains & Losses	0	0	0	0	0	1
Finance costs	0	0	0	0	0	0
Stock-Based Compensation	0	0	0	0	1	1
Other Income	0	0	0	1	0	0
Interest income	0	(0)	0	(0)	(0)	(0)
Operating Cash Flows Before Movements in Working Capital	**$1**	**$4**	**$8**	**$11**	**$15**	**$17**
Change in Net Working Capital, Net	(1)	0	(8)	(10)	(6)	11
Cash Generated From Operations	**$1**	**$4**	**$0**	**$1**	**$9**	**$28**
Income Taxes Paid	(0)	(1)	(1)	(2)	(3)	(3)
Net Cash From (Used In) Operating Activities	**$1**	**$3**	**($0)**	**($1)**	**$6**	**$25**
Investing Activities						
Investment in a joint venture, Net	0	0	(1)	(1)	(1)	(0)
Placement of pledged bank deposits, Net	(1)	(0)	0	(1)	(1)	1
Purchase of intangible assets	0	0	0	0	(0)	0
Investment in financial asset at fair value through profit or loss	0	0	0	0	0	(0)
Payments for rental deposits, Net	0	0	0	0	(0)	0
Interest received	0	0	0	0	0	0
Purchase of property, plant and equipment	(0)	(0)	(0)	(1)	(1)	(2)
Advance / Repayment from a director	(0)	1	0	0	0	0
Proceeds from disposal of property, plant and equipment	0	0	0	0	0	0
Net Cash From (Used In) Investing Activities	**($1)**	**$0**	**($1)**	**($2)**	**($3)**	**($2)**
Financing Activities						
Proceeds from new share issuances, Net	(1)	5	0	0	0	1
Proceeds from bank borrowings	1	(1)	(0)	3	1	(4)
Advance / Repayment from a director	0	0	0	0	0	0
Lease Liability Payments	(0)	0	(0)	(0)	(2)	(3)
Dividends paid	0	0	0	0	(1)	0
Net Cash From (Used in) Financing Activities	**$1**	**$4**	**($0)**	**$3**	**($1)**	**($6)**
Net Increase (Decrease) In Cash and Cash Equivalents	**$0**	**$8**	**($1)**	**($0)**	**$1**	**$18**
Cash and Cash Equivalent at begining of the year	1	1	9	8	7	9
Effect of foreign exchange rate changes	0	0	(0)	0	(0)	0
Cash and Cash Equivalent at the end of the year	**$1**	**$9**	**$8**	**$7**	**$9**	**$27**

HYPEBEAST

Note: FYE March 31 of the following year (e.g. FY2020 represents FYE March 2021). 1.00 USD : 7.785 HKD.
(1) Statement had been prepared according to HKFRS since FY2015 and has transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019.

CORPORATE STRUCTURE IN CHINA


Hypebeast
100%
Outside the PRC
Inside the PRC
Beijing Hypebeast
Contractual Arrangements
Legal Owner
Contractual Arrangements
100%
Hypebeast Cultural
Denotes contractual relationships under the Contractual Arrangements
Denotes direct legal ownership in the equity interest

RISK FACTORS

Risks Related to Hypebeast

Hypebeast's business depends on its ability to offer digital media content and online retail products that attract visitors and online shoppers.

Hypebeast depends on the Internet traffic to its websites for the operation of its business.

Hypebeast relies on its e-commerce suppliers to supply goods for sale on its e-commerce platform.

Hypebeast generally does not enter into long term business contracts with its customers.

Hypebeast's business depends on its ability to maintain existing relationship with brand owners and advertising agencies and its ability to attract new digital media customers to place advertisements with it.

Hypebeast relies on customers in the fashion industry.

Hypebeast's business depends on a strong brand, which it might not be able to maintain or enhance, and unfavorable customer feedback or negative publicity could adversely affect its brand.

Any unauthorized use of Hypebeast's brand name or any other intellectual property infringements by third parties, and the expenses incurred in protecting such intellectual property rights, may adversely affect Hypebeast's business and reputation.

Hypebeast is subject to regulatory risks related to its VIE structure.

Hypebeast may not be able to sustain the growth of revenue and profitability that it experienced historically.

Hypebeast's international footprint exposes it to a variety of different local legal, regulatory, tax, payment, and cultural standards which it might fail to comply with.

Hypebeast relies on third-party courier to deliver goods to e-commerce customers and third-party suppliers for technical and payment services.

Hypebeast may be liable for its users' privacy being compromised which may materially and adversely affect its reputation and business.

Hypebeast is subject to product liability risk for the goods sold on its e-commerce platform.

Risks Related to Business Combination

There can be no assurance that Hypebeast's shares will be approved for listing on the Nasdaq or that Hypebeast will be able to comply with the continued listing standards of the Nasdaq.

If the Business Combination's benefits do not meet the expectations of investors or securities analysts, the market price of Iron Spark's shares or, following the closing, Hypebeast's shares, may decline. A market for Hypebeast's shares may not continue, which would adversely affect the liquidity and price of Hypebeast's shares.

Following the consummation of the Business Combination, Hypebeast will incur significant increased expenses and administrative burdens as a dual-listed company, which could have an adverse effect on its business, financial condition and results of operations.

Risks Related to Redemption of Iron Spark's Shares

If a shareholder fails to receive notice of Iron Spark's offer to redeem the public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

Iron Spark does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Iron Spark to complete the Business Combination with which a substantial majority of its shareholders do not agree.

The foregoing summarizes certain of the general risks related to the business of Hypebeast and the proposed business combination, and such list is not exhaustive. The foregoing list has been prepared solely for assisting interested parties in making their own evaluation with respect to the business combination and not for any other purpose. You should carefully consider these risks and uncertainties together with other available information and should carry out your own diligence and consult with your own financial and legal advisors. A more expansive description of the key risk factors will be filed with the SEC as part of the form F-4 registration statement referred to above and in subsequent filings with the SEC, and such risk factors will be more extensive than, and may differ significantly from, the above summary.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast' shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark's stockholders in connection with the proposed business combination will be set forth in Hypebeast's registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark's directors and officers in Iron Spark's filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.

Forward Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the U.S. Securities Exchange Act of 1934 ("Exchange Act") that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast's business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast's partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark's stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark's public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading "Risk Factors" in the

final prospectus for Iron Spark's initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.